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The B2B marketplace for Sustainable Trade


Imagine if the best of local knowledge
could meet and collaborate with the best of global scale

kountable.com San Francisco CA

Infrastructure | Software | Technology | Marketplace | B2B

OVERVIEW UPDATES WHAT PEOPLE SAY 3 ASK A QUESTION

Highlights

1. 🏆VC backing from Bootstrap Labs, MS&AD Ventures, Lateral Capital, and Reaction Global
2. 💪🏾On Kountable, Abbott sold 9.4M malaria kits to the Rwandan gov't and cases fell by 62.5%
3. 🚀Q1 2022 order volume is already +5X 2021 full-year sales
4. 💰Completed $70M in contract sales in 1st 5 years resulting in $3.8M in revenue
5. ⚡$1.3B in project proposals evaluated
6. 📈$0-$189,000 in subscription year 1 (2020/1)

Our Team



Christopher Hale CEO

Entrepreneur with deep understanding of capital markets. Built one of the fastest growing RIAs in the US to manage over $1B in assets. Consultant to some of Silicon Valley's top tech startups innovating in the asset management and advisory space.

B2B commerce needs to be redesigned for inclusion and efficiency if we're going to address our biggest challenges as a planet. We saw a way to do it quickly, profitably and sustainably by using technology to bring entrepreneurial, financial, local and global knowhow into a transparent environment governed by trust-building data.



Catherine Nomura President

Globally recognized entrepreneurial development expert with 30 years leadership experience in growth strategy, market entry, product/market fit, customer experience. Her bestselling book, The Laws of Lifetime Growth, was translated into 15 languages.



Richard Essex Managing Director, Kountable Capital

Raised $500M for the 1st undersea cable connecting East Africa to the international broadband network and built Kenya's largest broadband company. With Virgin Media, he built the UK's largest fiber-optic cable and media company.

SEE MORE

Kountable's B2B Marketplace is built to unlock trillions in trade opportunities with speed and scale

> The last 3 years have shown us all what market failure feels like.

From the mayhem surrounding PPE purchases and the "toilet paper wars" in 2020 to current energy prices, the importance of well-functioning markets has hit home like never before.

Marketplace platforms are built to make markets work better, and for decades, global procurement has been in desperate need of a digital marketplace. Ask any major seller or buyer if they've ever encountered a trade failure, or what enterprise sales execs call "stuck or sitting invoices." The response will be some iteration of "yes," "all the time," or "don't get me started."

> These failures add up to over a trillion dollars in lost trade every year.

Countless budgeted, planned, contracted projects that could have changed millions of lives for the better fall apart, *often heartbreakingly close to the finish line*, because the required supplies never leave the manufacturer's loading dock and the orders never get filled.

Progress that's at our fingertips in healthcare, sustainability and climate, education, inclusion and economic recovery depends on solving this problem. The good news is that we've unlocked a real solution, just by adding one missing piece to the puzzle.

> That missing piece is Kountable

Kountable has built a B2B marketplace that unlocks sustainable trade and improves the lives of millions by getting large-scale impact projects over the finish line.

With $1.3B in project order volume to date, Kountable's marketplace is where traders come to get goods and money to flow to complete these transactions so the work they enable can get done.

As a sample, our network has delivered:

- 9.4M test kits, lowering malaria in Rwanda by 62.5%

- 9.4M test kits, lowering malaria in Rwanda by 62.5%
- 24 NICU units, expanding life-saving care for babies by in Rwanda in under 6 months Security systems for refugees in Somalia
- A water-efficient laundry system for a 500-bed hospital in Kenya
- Computer labs to teach computer science and bring online learning to girls

And we're just getting started.

The Problem

To understand the size of this problem, we need to give you a quick Master's Degree in how big organizations buy or "procure" goods for projects. Don't worry, it's not the Ph.D. version, and in 3 minutes you'll know more than most about how really important things get done (or not done!) in the *real* world.

The marketplace

> Every year, trillions of dollars of goods are purchased by large institutional buyers like corporations, governments, NGOs, and foundations.

The buyers need these goods to address an outcome that matters to them such as eradicating malaria, building a hospital, transitioning to clean energy, or stopping COVID.

Once the outcome is budgeted for and formalized as a project, a seller shows up with a product that can contribute to the outcome. And, presto, you have the elements of a B2B marketplace!

> In many cases, however, the seller and buyer need a third party that we call the SME trader (small or medium enterprise).

The SME trader is a bridge between the seller and the buyer, and may be a local supplier, formal distributor, value-added reseller, or just an entrepreneur hustling to capitalize on an opportunity.

Why SMEs?

SMEs are the boots on the ground subcontractors and provide valuable local know-how, product knowledge, installation or after-sale service, in-country distribution, and may also meet the buyer's commitment to support local small businesses.

> For all these reasons, SMEs are a necessary part of procurement for countless essential products that institutions buy at scale.

So, every year, SMEs are invited by large buyers to participate in hundreds of billions of dollars worth of purchase transactions globally.

Now, we have a project with all the players (buyer + seller + SME) and money earmarked by the buyer to pay for the goods. Our three-party marketplace is ready to complete the trade. Presto again! Or so it seems.

The Failure

> The buyer and the seller are used to institutional business processes and are set up for large-scale trades with large-scale partners. But, in this case, they are dependent on an SME to complete a trade.

The SME's job in these transactions is to purchase the goods from the seller, usually a large global manufacturer, often located on a different continent, and have them shipped to where their customer, the buyer, wants them. Let's say this process takes 90 days.

The challenge is that the seller wants to get paid before they let the goods leave their loading dock on day 1, but the buyer won't pay until after they receive the goods in their warehouse on day 90.

> Where does the SME get the money for those 90 days to pay the seller on day 1 so the goods start moving? They apply for financing. Unfortunately, the answer from banks is too often *no.*

50% of trade finance applications from SMEs are rejected and recent figures estimate a *$3.4T global gap in the amount of financing requested by SMEs vs. what they actually receive.* It's just not easy for banks to lend large sums of money or extend large amounts of credit to small businesses and that's what this comes down to — the payment risk that an SME represents to a bank.

Banks are also not allowed to make decisions based on the motivation behind the product. Believe it or not, when extending traditional credit, the fact that the project will save lives isn't part of the decision. This is tough on bankers and one of the reasons they love Kountable too.

Without funds to pay the seller the sale can't happen.

As a result, the bigger project fails. *An estimated $1.7T of requests for trade financing were rejected in 2020 alone.*

It's hard to even grasp how much missed opportunity that represents in terms of organizations that never got the goods they needed to get critical jobs done. Banks and traditional financial institutions have not been able to provide solutions that make a noticeable dent in these numbers, so they keep going up.

Figure 1: Global Trade Finance Gap



2.0
1.5
1.0
0.5
0.0
15.0
10.0
5.0
0.0
1.4
1.5
1.5
1.7
7.4
9.3
7.7
9.7
2014
2016
2018
2020
$ trillion (left)
% of global trade (right)

Source: ADB. 2021 Trade Finance Gaps, Growth, and Jobs Survey—Banks; and World Trade Organization. WTO Data. https://data.wto.org/ (accessed 23 August 2021).

The problem has historically been seen as a small business credit problem because the only way it's measured globally is through rejected credit applications.

But, there's nothing "small business" about these transactions when you step back and see who the sellers and buyers are – large corporations, governments, rich NGOs and foundations.

The desired outcome of the buyers is not "small business" either, with goals like stopping people's suffering from malaria, diabetes and COVID, building hospitals, transitioning to clean energy, distributing clean water and educating girls.

> *Are we really allowing a small business credit problem to get in the way of achieving such critical goals?*

These transactions NEED to get done, at scale, as quickly and efficiently as possible. Real lives depend on it.

The Solution

To solve this problem at scale, we need a better way to approach it – one that provides a repeatable, reliable solution to fund not the SME, but the transaction — a purchase from an institutional grade seller to an institutional grade buyer, with the SME performing key tasks in the middle.

This is where Kountable comes in.

> Kountable's platform is the first place all these parties can work together inside of a unified, secure, well-governed workflow, treating the transaction as a single project.

Our multi-business collaboration platform is **a B2B marketplace with payments and credit built in** that are designed to solve exactly this set of challenges.

> This is called "embedded finance" and it's the secret sauce to unlock all this potential.

The game changing shift we achieve is to move the payment risk from the SME, who is small, tough to underwrite and often lacks a standard credit rating of any kind, to the buyer, who is a big, public-facing institutional player whose credit is usually rated by one if not several global rating agencies like Fitch and Standard & Poors.

> Our payment and credit solution takes the onus off SMEs to finance these projects and lets them focus on selling and delivering the right goods, at the right price, on time and secures the flow of funds from end-to-end.

And thrown in for good measure, they get to easily digitize their trade business and receive cutting edge AI-supported business intelligence from their data on Kountable's platform.

Kountable's process makes it safe for us to purchase goods on the SME's behalf, avoiding the need for small business credit that banks simply cannot provide at

the speed or scale needed to meet the demand.

> To be clear: the SME is not funded, the buyer is not funded — *the process is funded, because it's institutional grade.*

Global enterprise sellers, SMEs and institutional buyers can collaborate and our platform supports them through the process of building, packaging and executing a transaction from end to end. Investors recognize the institutional quality of that transaction and are willing to invest, resolving the funding challenges. Banks even refer us transactions that they can't fund and have become valuable partners in the process.

On Kountable, trades get done over and over again and with every trade, our members get smarter and better at what they do. Finally, a real presto!

> Kountable is where a $1.7T problem turns into a $1.7T opportunity.

Our Traction

> Our platform has over 10,000 registered trader profiles, a pipeline of 3700 proposed projects, over 1,000 seller profiles and 600 buyer profiles.

Since inception, our order pipeline has been full, and **we have received project order volume of $1.3B, with an average project order value of $150k.**


ENTERPRISE SELLERS
BD
Abbott
Schneider
DELL
CISCO
COVIDIEN
TOYOTA
YAMAHA
hp
ENTERPRISE BUYERS
TATA
Safaricom
LIQUID
The Global Fund
USAID
WORLD BANK
DP WORLD
Rwandan Gov't
Kenyan Gov't
GLOBAL health

> Kountable has worked with some of the biggest enterprise companies and organizations in the world, facilitating $70M in life changing projects into 18

emerging economies with 15 of those
in Africa.

Our banking partners include SVB, Standard Chartered, Citi, BNY Mellon and
Ecobank.

We've also worked with many emerging SMEs in local economies, giving them
the opportunity they need to get in the game. **There is no one else providing this
opportunity for them,** and by doing so, we solve the trade gap in critical supply
chains.

> In the first 3 years of operation,
> Kountable grew 15X, going from $697k
> in GMV in 2016 to $18M in 2018.

This earned us the #433 spot on Inc. 5000's list of fastest growing private
companies in the U.S.



In March 2019, Kountable's main credit provider experienced financial distress
and went into receivership. This prevented us from funding most of the trades in
our pipeline and forced us to a near financial stand-still until the receiver was
able to reach a settlement, a process that was long and frustrating for Kountable
and its clients.



Throughout this setback, Kountable's customer demand continued to be strong,
with tens of millions of dollars worth of transactions proposed each quarter. But
with our capital constraints, we were unable to support them. Hence the dip in
the chart above.

Our response to this damaging disruption and the clear evidence of market demand was to double down, but with an improved strategy. We focused on rebuilding our platform to enhance our B2B marketplace offering, brought on new investors and capital partners and hired experienced executives. Now we've resumed our rapid growth trajectory and are expecting to deliver the same pace of growth we did before.

The improved technology platform and go-to-market strategy are meaningful upgrades.

We've chosen to focus on the healthcare, technology and energy sectors and have contracted with enterprise channel partners. Their customer demand is driving our growth and we now have the enterprise-ready platform to support it.

Our Future

Our product-market fit has been proven and we are ready to scale.

Kountable's Q1 2022 order volume is over 5X 2021 annual full-year sales. Our take rate is 12%. Our 2022 sales forecast is $30M and our Q1 contracted sales was nearly 2X forecast.







(Forward-looking projections cannot be guaranteed).

We forecast achieving profitability in late 2023, and a 3X multiple by the end 2024, driven by predictable cash flow from our registered members' subscriptions and recurring marketplace revenue.

Kountable is currently contracted to:

- Improve healthcare delivery in over 25 countries in the next 3 years by deploying our solution to increase access to diabetes care, maternal and infant diagnostics and COVID self-testing and genomic sequencing for pandemic preparedness.

- Lower the cost of diabetes monitoring, first in Rwanda, and then across the continent in partnership with FIND (the global alliance for diagnostics), and a consortium of medical device and consumable manufacturers

- Improve affordable access to diagnostics for COVID, Malaria, Hepatitis, Syphilis and HIV across our markets

- Improve maternal health for 27M African mothers through the rollout of a new antenatal screening test

We honed our platform through trial by fire, and we simply can't keep up with demand as is. We must scale to meet it, and you can help.

How It Works

Kountable's cloud-based B2B marketplace relies on risk-mitigation and operational technology to facilitate trades between heavily vetted, experienced SMEs, buyers, and sellers.





FUNCTIONALITY
DECISION SUPPORT, REPORTING & MANAGEMENT TOOLS
ORDER TRACKING, SHIPPING & RECEIVING
ONLINE ORDERING
CUSTOMERS

Our platform enables businesses to sign up and join our dynamic and trusted Kountable community. All members get access to an ever-evolving ecosystem that appreciates all the fragmented solutions needed by SMEs, buyers, and sellers when managing major community-changing projects.

A Win for SMEs

- Digital business transformation
- Trade consulting
- Strategic sourcing
- Insurance solutions
- Capital solutions

A Win for Sellers

- Brand recognition
- Product awareness
- Demand forecasting
- Product distribution
- Pricing intelligence
- Distributor development
- Go-to-market sequencing strategies

A Win for Buyers

- Supplier talent discovery
- Supplier development
- Order tracking visibility
- Supplier compliance reporting
- Purchasing intelligence

Here's a video to delve deeper:



Kountable Technology Explained
Watch later
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4.Fulfill & Deliver Orders
Watch on YouTube

Competitive Edge

- Each Kountable transaction has been verified by our trade experts
- At Kountable, we know our SMEs, Sellers, and Buyers!
- A dedicated team of experienced field professionals
- Minimal transaction fees
- Worldwide market potential
- Strategic partnerships with industry key players
- Powerful go-to-market strategies - workshops, coaching seminars, and webinars
- Lean and effective operations - minimal costs with maximum returns
- We deliver the goods directly to the end customer
- We only take on the credit risk of large corporates, well-funded NGOs, and national and multilateral institutions like the U.N., not the SME.

The Team



The Kountable team has extensive experience on 6 continents (US, Europe, Middle East, Africa, and Asia) in asset management, trade, SaaS technology products, infrastructure investment, entrepreneurship, and banking and risk.

Capitalizing on our areas of expertise, we are uniquely qualified to get Kountable to where it needs to go.

Kountable has deep expertise in Global Trade, Entrepreneurship, Capital Markets and Distributed Systems
Catherine Nomura
PRESIDENT & CO-FOUNDER
Strategic Coach, TD Bank
Chris Hale
CEO & CO-FOUNDER
Tamcap, Perigon Wealth, Ameriprise
Richard Essex
MANAGING DIRECTOR
KOUNTABLE CAPITAL
Virgin Media, TEAMS Ltd., Zuku
Danielle Russell
HEAD OF PRODUCT
Hackbright, Origin Markets
Talal Mahmud
CHIEF RISK OFFICER
Standard Chartered, Citi, BAFT
Joel Onodera
VP OF FINANCE
Apple, Sony, Nike, Prezi
Our contributing technical team has experience at Salesforce, Workday, Apigee, Zuora, AWS, Envestnet and Jiffy.ai.

In addition to our team, we have a line-up of powerhouse advisors on our bench:

OUR ADVISORS

James Blom	Michael Hokenson	Pete Hartigan	Steve Robinson	Michael Vrontamitis
Corporate Development	Asset Management	GRC	Supply Chain	Trade Finance
Position A Partners, Guardtime	**Community Investment Management (CIM)**	**Marketplace Funds, SoFi**	**Starbucks, Walmart**	**Standard Chartered**

Finally, we have our VC and Angel investors:

VC Investors:









lateral capital

MS&AD VENTURES

bootstrap labs

reaction exponential change

Angels investors from:

- Amazon
- Citi
- Standard Chartered

- UBS
- Yelp
- Oracle
- Matthews Funds
- Schlumberger

Our Impact

Our digital infrastructure facilitates the building of physical infrastructure for clean water, sustainable energy, quality healthcare, and improved education. Every trade that happens on Kountable's platform contributes to the U.N. Sustainable Development Goals as well as being good business.


kountable
KAIA Wealth | 01-01-2016 to 12-31-2021
Portfolio Summary by SDG
Kountable expects to see a renewed focus on the healthcare sector for 2022. We've developed some meaningful partnerships with global brands focused on maternal health, increased access to diabetes care, and genomic sequencing for pandemic preparedness.
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
17 PARTNERSHIPS FOR THE GOALS
Note: Every project completed meets SDG #8, #10 & #17.
Graphs indicate any additional SDGs met.
Contract Execution by SDG
12m
10m
8m
6m
4m
2m
0m
well-health
Industry, innovation and infrastructure
Affordable and clean energy
Gender equality
Clean water and sanitation
Quality education
Life on land
Life below water
Peace, justice and strong institutions
Climate action
No poverty
Responsible consumption and produc...
Sustainable cities and communities
Zero hunger
Unknown

Kountable's one-of-a-kind B2B trade marketplace gives visibility to projects, stakeholders, and opportunities that otherwise would not be seen. The market expands through this visibility, accelerates businesses, streamlines supply chains, and multiplies opportunities.

The feedback we get time and again from our partners, big and small, is that Kountable is the solution to their trade problems and that they can think bigger and do more because of us.

> Kountable is the reason life changing projects are getting done. Kountable completes the transaction so the impact can happen.

> "This project is where it is because of Kountable. Without Kountable, we'd not have been anywhere. We would have lost the contract."
>
> **Joel Gachau, Managing Director**



Imagine where we could go

Imagine where we could go.

The Ask

As part of our current capitalization to scale up, we're raising up to $3M ($250k in this Wefunder offering) from our community to take Kountable to where this massive, unserved market needs us to be.



- Support the revenue acquisition of our current $88M pipeline from active members.

- Build institutional treasury volume and capacity to improve health for hundreds of millions by changing quality of care

- Close enterprise contracts to improve maternal health, infant mortality, diabetes care, and COVID response with leading healthcare companies

- Support the US launch ("bringing Kountable home")

- Hire to support our partnerships in banking, healthcare, and energy transformation

Our 2021/2022 Plan

- Q2 2021: First enterprise customer

- Q3 2021: Launch **KAIA Wealth**



- Q1 2022: Launch of Sustainable Trade Securitization Platform

- Q2 2022: US launch

- Q3 2022: Order and project tracking improvements

Forward-looking projections cannot be guaranteed.

Kountable has leveled up our network by:

- Contracting with many of the top healthcare OEMs to sell through the Kountable network

through the Kountable network
- Changing buyer behavior through the management features and AI processes on our platform
- Standardizing the management of payments, fulfillment, and settlement
- Establishing reference pricing for transparency and trust-building
- Encouraging and increasing OEM competition to grow the market

What will we do next?

Join us as we turn the biggest problems of the world into the biggest economic opportunity of our time, improving the lives of millions while we do it.

See, we told you it was big.

Downloads

Kountable Investor Presentation April 2022.pdf